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                            November 8, 2022

       Daniel O   Connor
       Chairman and Chief Executive Officer
       Larkspur Health Acquisition Corp.
       100 Somerset Corporate Blvd., 2nd Floor
       Bridgewater, New Jersey 08807

                                                        Re: Larkspur Health
Acquisition Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed November 3,
2022
                                                            File No. 333-266838

       Dear Daniel O   Connor:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 1, 2022 letter.

       Amendment No. 3 to Form S-4 Filed November 3, 2022

       Unaudited Pro Forma Condensed Combined Financial Information, page 166

   1. We note your response to comment 3. Your disclosures on pages 8 and 101 show the anticipated ownership
scenario of the Combined Entity upon completion of the Business
                                                        Combination. For
example, in the anticipated no redemption scenario disclosed on page
                                                        101, ZyVersa
Stockholders would own 35.9% and the PIPE investors have converted their preferred stock and
exercised their warrants. It is not clear why this same anticipated scenario is not
reflected in your pro forma financial information. Please advise or revise your filing as
necessary.
 Daniel O   Connor
FirstName LastNameDaniel
Larkspur Health Acquisition O   Connor
                            Corp.
Comapany 8,
November  NameLarkspur
             2022         Health Acquisition Corp.
November
Page 2    8, 2022 Page 2
FirstName LastName
       You may contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Joe McCann at 202-551-6262 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:      Matt Mamak